UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

001-41208
(Commission File Number)

NOVONIX LIMITED

(Translation of registrant’s name into English)

Level 38

71 Eagle Street

Brisbane, QLD 4000 Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

FORWARD-LOOKING STATEMENTS

The Australian Securities Exchange (“ASX”) announcement filed as Exhibit 99.1 hereto contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include, among others, statements we make regarding current legislation, graphite and battery markets, our joint research and development agreement with LG Energy Solution, future supply commitments, the development of our proposed new facility for the production of anode materials for electric vehicle batteries, our ability to scale up production of our anode or cathode materials, the anticipated performance and benefits of our anode and cathode materials, and the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing. We have based such statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Detailed information regarding such risks, uncertainties, and other factors are included in our filings with the U.S. Securities and Exchange Commission, including our most recent transition and annual reports on Form 20-F, particularly the “Operating and Financial Review and Prospects” and “Risk Factors” sections of those reports. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov. We undertake no obligation to update any forward-looking statements made in the ASX announcement filed as Exhibit 99.1 hereto to reflect events or circumstances after the date of such announcement or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

EXHIBIT INDEX

Exhibit No. Description

Exhibit 99.1 Quarterly Activities Report for the three months ended September 30, 2023

Exhibit 99.2 ASX Announcement (Third Quarter Operations Update), dated October 26, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVONIX LIMITED By: /s/ Dr John Christopher Burns Dr. John Christopher Burns Chief Executive Officer

Date: October 26, 2023